SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 19, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded Company	Publicly traded Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (the “Companies”), in compliance with paragraph 4 of article 157 of Law number 6.404/76 and CVM Instruction 358/02, as ammended, inform publicly their Shareholders and the market in general as follows:

On July 18th, 2007, the Companies signed, together with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A. (“Solpart”), Techold Participações S.A. (“Techold”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Petros – Fundação Petrobras de Seguridade Social (“Petros”), Fundação dos Economiários Federais – Funcef (“Funcef”), Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on one side, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A., and Tim International N.V., on the other side (“Telecom Itália”), an Agreement of Mutual Exoneration, by which all who sign promise to give up any claims and terminate any ongoing disputes in the Judiciary and in international Arbitral Courts, involving the Companies and their direct and indirect shareholders, on one side, and Telecom Itália and its subsidiaries, on the other, subject to authorization by the competent social organizations, and effectiveness of the acquisition by Previ, Petros and Funcef, or Techold, as the case may be, of the Solpart shares currently held by Brasilco (“Brasilco Shares”).

With the Agreement of Mutual Exoneration, the disputes involving the Companies and their subsidiaries and the companies in the Telecom Itália group, among others, will end, including the arbitrations mentioned in the Notice sent by the Companies on March 16th, 2006.

The effective acquisition of Brasilco Shares, which is subject to the approval of the National Agency for Telecommunications – ANATEL and other conditions, will allow for the end of the existing administrative actions regarding the overlapping of telephony licenses (Fixed-Line Telephone Service – STFC, Personal Mobile Service – SMP, National Long Distance – LDN, and International Long Distance - LDI) among companies of the Brasil Telecom and Telecom Itália groups, thus eliminating potential adverse material effect to the business and interests of the companies within the Brasil Telecom group.

The Companies wish to clarify that they are not parties to the Purchase Agreement relating to Brasilco Shares, nor to any other agreements that may have been signed simultaneously in connection with the Agreement of Mutual Exoneration.

Brasília, Brazil, July 18, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.